HW Electro Co., Ltd.

301, Aomi 2-chome 7-4 the

SOHO, Koto-ku, Tokyo

135-0064, Japan

May 8, 2025

VIA EDGAR – FORM RW

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Andrew Blume SiSi Cheng Asia Timmons-Pierce

Evan Ewing

Re:	HW Electro Co., Ltd.

Rule 477 Application for Withdrawal

Registration Statement on Form F-1

Filed on April 29, 2024

File No. 333-278974

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), HW Electro Co., Ltd. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-278974) initially filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2024, together with all exhibits, amendments and F-1 MEF thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The undersigned represents that no securities were sold in connection with the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding the foregoing, please contact our counsel at Hunter Taubman Fischer & Li LLC, Ying Li, Esq. at 212-530-2206.

Very truly yours,

HW Electro Co., Ltd.

By:	/s/ Weicheng Hsiao
Weicheng Hsiao
Chief Executive Officer

cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC